UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.___)*

Adagene Inc.
(Name of Issuer)

Ordinary shares, par value US$0.0001 per share, presented by American Depositary Share
(Title of Class of Securities)

005329 107**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS representing one and one quarter ordinary shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005329 107 (See Item 2(e))
1.		Names of Reporting Persons WuXi PharmaTech Healthcare Fund I L.P.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 5,282,120 ordinary shares(1)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 5,282,120 ordinary shares(1)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,120 ordinary shares(1)
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.		Percent of Class Represented by Amount in Row (9) 9.67%(2)
12.		Type of Reporting Person HC

(1) Represents 5,282,120 ordinary shares in the form of ADSs that were held of record by WuXi PharmaTech Healthcare Fund I L.P. WuXi PharmaTech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359).

(2) Calculated based on 54,595,667 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

CUSIP No. 005329 107 (See Item 2(e))
1.		Names of Reporting Persons WuXi AppTec Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 ordinary shares
	6.	Shared Voting Power 5,282,120 ordinary shares(1)
	7.	Sole Dispositive Power 0 ordinary shares
	8.	Shared Dispositive Power 5,282,120 ordinary shares(1)
9.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,282,120 ordinary shares(1)
10.		Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.		Percent of Class Represented by Amount in Row (9) 9.67%(2)
12.		Type of Reporting Person HC

(1) Represents 5,282,120 ordinary shares in the form of ADSs that were held of record by WuXi PharmaTech Healthcare Fund I L.P. WuXi PharmaTech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359).

(2) Calculated based on 54,595,667 ordinary shares issued and outstanding as of December 31, 2021 as provided by the Issuer.

Item 1(a).	Name of Issuer:

Adagene Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4F, Building C14, No. 218, Xinghu Street, Suzhou Industrial Park, Suzhou, Jiangsu Province, 215123, People’s Republic of China.

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	WuXi PharmaTech Healthcare Fund I L.P. (“WuXi PharmaTech”); and

(ii)	WuXi AppTec Co., Ltd. (“WuXi AppTec”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, PRC.

Item 2(c).	Citizenship:

WuXi PharmaTech Healthcare Fund I L.P.– Cayman Islands

WuXi AppTec Co., Ltd. – PRC

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share, represented by American Depositary Shares, each of which represents one and one quarter ordinary shares.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the ordinary shares. CUSIP number 005329 107 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on NASDAQ Stock Market under the symbol “ADAG.” Each ADS representing one and one quarter ordinary shares, par value US$0.0001 per share.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: the 5,282,120 ordinary shares in the form of ADSs are held of record by WuXi PharmaTech Healthcare Fund I L.P. WuXi PharmaTech Healthcare Fund I L.P. is an indirect wholly owned subsidiary of WuXi AppTec Co., Ltd (SSE: 603259; SEHK: 2359). WuXi AppTec Co., Ltd. is a listed company on the Shanghai Stock Exchange and the Main Board of the Hong Kong Stock Exchange.

WuXi AppTec Co., Ltd., through the ownership described herein, may be deemed to beneficially own the shares held by WuXi PharmaTech Healthcare Fund I L.P.

The information required by Items 4(b) and (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The response to Item 4(a) is incorporated herein by reference.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2022

WuXi PharmaTech Healthcare Fund I L.P.

By:	/s/ Edward Hu
Name: Edward Hu Title: Director

WuXi AppTec Co., Ltd.

By:	/s/ Edward Hu
Name: Edward Hu Title: Executive Director

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint Filing Agreement by WuXi PharmaTech Healthcare Fund I L.P. and WuXi AppTec Co., Ltd., dated as of January 7, 2021 (incorporate by reference to Exhibit 99.1 from Schedule 13G filed by the Reporting Persons on January 8, 2021).